UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number 001-33167-738

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Media Release announcing date of reporting of second quarter 2011 financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ G. A. (Drew) Fitch
Name:	G. A. (Drew) Fitch
Title:	Vice President, Finance and Chief Financial Officer

Date: October 25, 2010

SMART to Announce Second Quarter Results

Q2 Results for Fiscal 2011 to be Released after Close of Markets November 9, 2010

CALGARY, Alberta — October 25, 2010 — SMART Technologies Inc. (Nasdaq:SMT) (TSX:SMA), the global leader in interactive whiteboards, today announced that it will report financial results for its fiscal second quarter ended September 30, 2010, after the financial markets close in the United States and Canada on Tuesday, November 9, 2010.

In conjunction with this announcement, SMART will host a conference call on Tuesday, November 9, 2010, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #19820200. A live webcast of the conference call will be accessible from the investor relations page of SMART’s website at

http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at

http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through November 19, 2010, by dialing 800.642.1687 (North America) or 706.645.9291 (outside North America). The replay pass code is 19820200.

About SMART

SMART Technologies, the global leader in interactive whiteboards, develops easy-to-use integrated products and services that improve the way the world works and learns. For more than 20 years, innovation and commitment to excellence have been at the core of our business. We help educators achieve better results with technology products that support student-centered learning. We help businesses become more productive with easy-to-use collaboration solutions that enable better results. Our success is driven by our deep commitment to and engagement with both the education and business communities.

The SMART Technologies logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7573

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For more information, please contact:

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Seth Potter

ICR

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2010 SMART Technologies. The SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.

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